UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of June 2022

Commission File Number: 001-41035

CI&T Inc

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

R. Dr. Ricardo Benetton Martins, 1,000

Pólis de Tecnologia-Prédio 23B,

Campinas-State of São Paulo

13086-902 - Brazil

+55 19 21024500

(Address of principal executive office))

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

CI&T Annual General Meeting

June 30, 2022 - CI&T (NYSE: CINT), a global digital specialist, announces that the Annual General Meeting of the Company (the "AGM") was held today. At the General Meeting, the resolutions which were described in the Notice of Annual General Meeting of the Company dated June 8, 2022 were duly passed:  (i) the approval and ratification of the Company’s financial statements and the auditor's report for the fiscal year ended 31 December 2021, and (ii) the approval and confirmation of the Company’s 2022 U.S. Equity Incentive Plan.

Investor Relations Contact:

Eduardo Galvão

investors@ciandt.com

IR Website: https://investors.ciandt.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  June 30, 2022

CI&T Inc
By:	/s/ Stanley Rodrigues
Name: Stanley Rodrigues
Title: Chief Financial Officer